SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 AMENDMENT NO. 5
                                       TO
                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                          MILLER BUILDING SYSTEMS, INC.
                       (Name of Subject Company (Issuer))

                     DELAWARE MILLER ACQUISITION CORPORATION
                             COA HOUSING GROUP, INC.
                      COACHMEN INDUSTRIES, INC. (OFFERORS)
                            (Names of Filing Persons
            (identifying status as offeror, issuer or other person))


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   600404-10-7
                      (CUSIP Number of Class of Securities)

                             RICHARD M. LAVERS, ESQ.
                    EXECUTIVE VICE PRESIDENT/GENERAL COUNSEL
                            COACHMEN INDUSTRIES, INC.
                                2831 DEXTER DRIVE
                                ELKHART, IN 46515
                                 (219) 262-0123
  (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                 WITH A COPY TO:
                            FREDERICK W. AXLEY, ESQ.
                             MCDERMOTT, WILL & EMERY
                             227 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60606
                                 (312) 984-7574

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CALCULATION OF FILING FEE:  Previously Paid


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/ / CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE
0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:    Not applicable.
Form or Registration No.:  Not applicable.
Filing Party:              Not applicable.
Date Filed:                Not applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/      third-party tender offer subject to Rule 14d-1.
/ /      issuer tender offer subject to Rule 13e-4.
/ /      going-private transaction subject to Rule 13e-3.
/ /      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / X /

                                  INTRODUCTION

         This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO (this "Statement") filed with the SEC on September 20, 2000 by Delaware Miller Acquisition Corporation ("Purchaser"). The Schedule TO relates to the offer by Purchaser to purchase any and all outstanding shares of common stock, par value $0.01 per share, of Miller Building Systems, Inc., a Delaware corporation (the "Company"), at a purchase price of $8.40 per share, plus a future right to receive $.30 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 20, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and which are incorporated herein by reference. All information in the Offer to Purchase, including all schedules thereto, and in the Letter of Transmittal is incorporated by reference in answer to all of the items in this Statement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule TO and the Offer to Purchase. Except as amended and supplemented hereby, the Schedule TO remains in effect.

ITEMS 1 THROUGH 9 AND 11 THROUGH 13

Items 1 through 9 and Items 11 through 13 of the Schedule TO, which incorporate by reference the information contain in the Offer to Purchase, are hereby amended and supplemented as follows:

         The Offer terminated at 12:00 midnight, New York City Time on October 19, 2000. As of the expiration time, 2,956,962 Shares had been tendered and not withdrawn (including 21,086 Shares tendered pursuant to guaranteed delivery). Purchaser has accepted all properly tendered and not withdrawn Shares for prompt payment. After giving effect to the results of the tender offer, Purchaser will own approximately 96% of the outstanding Shares.

         Subject to the terms and conditions set forth in the Merger Agreement, Purchaser will be merged into the Company, and each remaining Share will be converted into the right to receive $8.40 per Share. In addition, Purchaser will place $.30 per Share in escrow with Bank One, to be invested in short-term U.S. government interest-bearing securities. Upon the satisfaction of certain legal claims involving Miller, the amount remaining in escrow will be distributed to Miller's shareholders, net of all costs, charges and expenses incurred.

ITEM 12.  Exhibits.

         Item 12 is hereby amended by adding the following exhibit:

         99(a)(5)(v) Press Release issued by the Company, dated
                     October 20, 2000.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           DELAWARE MILLER ACQUISITION CORPORATION


                           By:  /s/ Richard M. Lavers
                                    --------------------------------------------
                                    Richard M. Lavers
                                    Secretary

                           COA HOUSING GROUP, INC.


                           By:  /s/ Richard M. Lavers
                                    --------------------------------------------
                                    Richard M. Lavers
                                    Secretary


                           COACHMEN INDUSTRIES, INC.



                           By:  /s/ Richard M. Lavers
                                    --------------------------------------------
                                    Richard M. Lavers
                                    Executive Vice President, General Counsel &
                                    Secretary


Dated: October 20, 2000